Exhibit 19.1

INSIDER TRADING POLICY AND PROCEDURES

Trading Window and Pre-Clearance of Trades of Company Securities

Subject to the pre-clearance and reporting requirements described below, trading in Warburg Pincus Access Fund,L.P. (the “Partnership”) securities by Warburg Pincus Access Persons and Partnership officers and directors will generally be permitted except during the period commencing 15 calendar days prior to the end of each fiscal quarter through the day which is two business days after financial results for such fiscal quarter are announced publicly. This period will be referred to as the “Trading Blackout Period.”

Any purchase or sale of Partnership Securities or any Partnership Portfolio Security (i.e., an investment currently owned by or currently under consideration for purchase by the Partnership) must be pre-cleared with the Manager’s Chief Compliance Officer (“CCO”). Further, any such proposed purchase or sale must be completed within three business days from the date of approval. If the trade is not executed within this three-day period, a new preclearance request must be made to the CCO. Notwithstanding anything herein to the contrary, the CCO may at any time, in consultation with the Partnership’s Chief Executive Officer or the Partnership’s Board of Directors, establish “black-out” periods during which no employee is permitted to buy, sell or otherwise trade in any Partnership Securities or Partnership Portfolio Security.

The CCO will review and approve or decline the trade request(s) within a reasonable period of time after receipt of such requests, and retain a written record of all inquiries received, and of the response given, and a copy of each response will be provided to the requestor. The failure of the CCO (or a member of the Compliance and Legal departments) to provide a response in a timely manner is not deemed to be an approval of such request.

An Access Person may enter into an SEC Rule 10b5-1 trading plan only when not aware of material, nonpublic information relating to the Partnership or any of its directly or indirectly held publicly-traded portfolio companies. The CCO must pre-clear any trading in Partnership Securities or Partnership Portfolio Security as part of any such plan or arrangement.

Terms capitalized but not otherwise defined in this policy shall have the meanings set forth in the Code of Ethics of the Manager.

Adopted: October 14, 2025